Filed Pursuant to Rule 424(b)(3)
Registration No. 333-205960

GRIFFIN-AMERICAN HEALTHCARE REIT IV, INC.
SUPPLEMENT NO. 8 DATED APRIL 9, 2018
TO THE PROSPECTUS DATED MARCH 29, 2017

This document supplements, and should be read in conjunction with, our prospectus dated March 29, 2017, as supplemented by Supplement No. 4 dated November 29, 2017, which superseded and replaced all previous supplements to our prospectus, Supplement No. 5 dated January 25, 2018, Supplement No. 6 dated February 14, 2018 and Supplement No. 7 dated March 12, 2018. Unless otherwise defined in this Supplement No. 8, capitalized terms used have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 8 is to disclose:

•	the determination of an estimated per share net asset value for our shares of common stock;

•	the revised primary offering prices;

•	updates to our Distribution Reinvestment Plan;

•	updates to our Share Repurchase Plan; and

•	updates to the volume discounts available for the purchase of our shares.

Determination of Estimated Per Share Net Asset Value

The following information supersedes and replaces the section of our prospectus captioned “Description of Capital Stock — Valuation Policy” beginning on page 188 of our prospectus and all similar discussions appearing throughout the prospectus:

Determination of Estimated Per Share NAV and Revised Primary Offering Prices

On April 6, 2018, our board of directors, at the recommendation of our audit committee, which is comprised solely of independent directors, unanimously approved and established an estimated per share net asset value, or NAV, of our Class T and Class I common stock of $9.65. The estimated per share NAV is based on the estimated value of our assets less the estimated value of our liabilities, divided by the number of shares of Class T and Class I common stock outstanding on a fully diluted basis, calculated as of December 31, 2017, or the Valuation Date. We are providing this estimated per share NAV to assist broker-dealers in connection with their obligations under National Association of Securities Dealers Conduct Rule 2340, as required by the Financial Industry Regulatory Authority, or FINRA, with respect to customer account statements. This valuation was performed in accordance with the methodology provided in Practice Guideline 2013-01, Valuations of Publicly Registered Non-Listed REITs, issued by the Investment Program Association, or IPA, in April 2013, or the IPA Valuation Guidelines, in addition to guidance from the U.S. Securities and Exchange Commission, or SEC. We believe that there were no changes between the Valuation Date and the date of this supplement that would materially impact the estimated per share NAV.

Additionally, on April 6, 2018, our board of directors unanimously approved revised offering prices for each class of shares of our common stock to be sold in the primary portion of this offering based on the estimated per share NAV of our Class T and Class I common stock of $9.65 plus any applicable per share up-front selling commissions and dealer manager fees funded by us, effective April 11, 2018. Accordingly, the revised offering price for shares of our Class T common stock and Class I common stock sold pursuant to our primary offering on or after April 11, 2018 is $10.05 per share and $9.65 per share, respectively. We intend to publish an updated estimated per share NAV on at least an annual basis.

Background

Our audit committee, pursuant to authority delegated by our board of directors, was responsible for the oversight of the valuation process, including the review and approval of the valuation process and methodology used to determine the estimated per share NAV of our common stock, the consistency of the valuation and appraisal methodologies with real estate industry standards and practices and the reasonableness of the assumptions used in the valuations and appraisals.

The estimated per share NAV was determined after consultation with Griffin-American Healthcare REIT IV Advisor, LLC, our advisor, and CBRE Capital Advisors, Inc., or CBRE Cap, an independent FINRA registered broker-dealer firm that specializes in providing real estate financial services. The engagement of CBRE Cap was approved by our audit committee. CBRE Cap engaged CBRE Valuation & Advisory Services, an affiliate of CBRE Cap that conducts appraisals and valuations of real properties, to perform cash flow projections and unlevered, ten-year discounted cash flow, or DCF, analyses from restricted-use appraisals for each of our operating assets as of the Valuation Date. CBRE Cap prepared a valuation report, or the Valuation Report, summarizing key information and assumptions and providing an appraised value on 38 medical office and healthcare related properties, or the Appraised Properties, we owned as of the Valuation Date, reduced by CBRE Cap’s valuation of the interest held by our joint venture partner, an unaffiliated third party, with respect to Central Florida Senior Housing Portfolio, or Central Florida, then adjusting for CBRE Cap’s valuation of our mortgage loans, term loan and line of credit payables, or the Debt Liabilities, and CBRE Cap’s estimate of our advisor’s subordinated participation in net sales proceeds due upon liquidation of our portfolio. The Valuation Report also relied upon the value of our cash, other assets and other liabilities as of the Valuation Date to calculate an estimated per share NAV of our common stock.

Upon our audit committee’s receipt and review of the Valuation Report, meeting with representatives from CBRE Cap and consideration of the material assumptions and valuation methodologies applied and described therein, our audit committee concluded that the range of $9.32 to $9.99 for our estimated per share NAV of our Class T and Class I common stock contained in the Valuation Report was reasonable, and after the recommendation from our advisor that our audit committee recommend to our board of directors $9.65 as the estimated per share NAV of our Class T and Class I common stock, our audit committee recommended to our board of directors that it adopt $9.65 as the estimated per share NAV of our Class T and Class I common stock, which value is the mid-point of the range determined by CBRE Cap in its Valuation Report. On April 6, 2018, upon our board of directors’ receipt and review of the Valuation Report, our board of directors accepted the recommendation of our audit committee and approved $9.65 as the estimated per share NAV of our Class T and Class I common stock as of December 31, 2017, exclusive of any portfolio premium. We currently expect to publish an updated NAV of our common stock on at least an annual basis.

The table below sets forth the calculation of our estimated per share NAV as of December 31, 2017 after our board of directors’ review of the range for our estimated per share NAV contained in CBRE Cap’s Valuation Report.

Estimated Per Share NAV

	Estimated Value	Estimated Value Per Share
Appraised Properties(1)	$517,909,000	$12.27

Cash and Other Assets	12,055,000	0.29
Debt Liabilities	(95,568,000)	(2.26)
Other Liabilities	(27,297,000)	(0.65)
Advisor Subordinated Participation	—	—
Estimated Net Asset Value December 31, 2017	$407,099,000	$9.65

Fully Diluted Shares Outstanding at December 31, 2017	42,207,368
______________

(1)	Net of interest in Central Florida held by our joint venture partner.

Methodology and Key Assumptions

In determining an estimated per share NAV of our common stock, our board of directors considered the recommendation of our audit committee, the Valuation Report provided by CBRE Cap and information provided by our advisor. Our goal in calculating an estimated per share NAV is to arrive at a value that is reasonable and supportable using what our audit committee and our board of directors each deems to be appropriate valuation methodologies and assumptions.

FINRA’s current rules provide no guidance on the methodology an issuer must use to determine its estimated per share NAV. As with any valuation methodology, the methodologies used are based upon a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could derive a different estimated per share NAV, and these differences could be significant. The estimated per share NAV is not audited and does not represent the fair value of our assets less its liabilities according to U.S. generally accepted accounting principles, or GAAP, nor does it represent a liquidation value of our assets and liabilities or the amount our shares of common stock would trade at on a national securities exchange. The estimated asset values may not represent current market value or book value. The estimated value of the Appraised Properties does not necessarily represent the value we would receive or accept if the assets were marketed for sale. The value of our shares will fluctuate over time in response to developments related to individual assets in our portfolio and the management of those assets and in response to the real estate and finance markets. The estimated per share NAV does not reflect a discount for the fact that we are externally managed, nor does it reflect a real estate portfolio premium/discount compared to the sum of the individual property values. The estimated per share NAV also does not take into account estimated disposition costs and fees for real estate properties or interests therein.

Independent Valuation Firm

CBRE Cap was selected by our audit committee to render its Valuation Report as further described below. CBRE Group, Inc., or CBRE, is a Fortune 500 and S&P 500 company headquartered in Los Angeles, California and one of the world’s largest commercial real estate services and investment firms (in terms of 2017 revenue). CBRE Cap, a subsidiary of CBRE, is a FINRA registered broker-dealer firm that specializes in providing real estate financial services. CBRE Cap and its affiliates possess substantial experience in the valuation of assets similar to those owned by us and regularly undertake the valuation of securities in connection with public offerings, private placements, business combinations and similar transactions.

While our company, our affiliates and other entities managed or sponsored by affiliates of our advisor may have engaged or may engage CBRE Cap or its affiliates in the future for services of various kinds, we believe that there are no material conflicts of interest with respect to our engagement of CBRE Cap. We engaged CBRE Cap, with approval from our audit committee, to deliver its Valuation Report to assist in the NAV determination. For the preparation of the Valuation Report, we paid CBRE Cap a customary fee for service of this nature, no part of which was contingent relating to the provision of services or specific findings. In addition, we have agreed to indemnify CBRE Cap against certain liabilities arising out of this engagement. In the two years prior to the date of this filing, neither CBRE Cap nor its affiliates have been engaged by us, our advisor or its affiliates with respect to valuation services. CBRE Cap or its affiliates may from time to time in the future perform similar or other services for us or our advisor or their respective affiliates. The compensation we paid to CBRE Cap related to the valuation is based on the scope of work and not on the appraised values of the Appraised Properties or our estimated per share NAV.

The appraisal of our real property assets, or MAI Appraisal, was performed in accordance with the Code of Ethics and the Uniform Standards of Professional Appraisal Practice, the real estate appraisal industry standards created by The Appraisal Foundation. The MAI Appraisal was commissioned by CBRE Cap from CBRE Valuation and Advisory Services. The MAI Appraisal was prepared by personnel who are members of the Appraisal Institute and have the Member of Appraisal Institute, or MAI, designations. In preparing its Valuation Report, CBRE Cap did not, and was not requested to, solicit third-party indications of interest for our common stock in connection with possible purchases thereof or the acquisition of all or any part of our company.

CBRE Cap collected reasonably available material information that it deemed relevant in appraising our Appraised Properties and Debt Liabilities and estimating the per share NAV of our stock. CBRE Cap relied in part on information provided by us and our advisor, including (i) property historical and projected operating revenues, expenses and occupancy; (ii) property lease agreements and/or lease abstracts; (iii) purchase option agreements or summaries; (iv) loan agreements, collateral information and amortization schedules; and (v) information regarding recent or planned capital expenditures. In conducting its investigation and analyses, CBRE Cap took into account customary and accepted financial and commercial procedures and considerations as they deemed relevant. Although CBRE Cap reviewed information supplied or otherwise made available by us or our advisor, they assumed and relied upon the accuracy and completeness of all such information and of all information supplied or otherwise made available to them by any other party and did not independently verify any such information. CBRE Cap has assumed that any operating or financial forecasts and other information and data provided to or otherwise reviewed by or discussed with CBRE Cap were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments (including subjective judgments) of our management, our board of directors, and/or our advisor. CBRE Cap relied on us to advise them promptly if any information previously provided became inaccurate or was required to be updated during the period of their review. CBRE Cap assumes no obligation to update or otherwise revise these materials. CBRE Cap and its affiliates are not responsible for the accuracy of the information provided to it by us and our advisor.

Although CBRE Cap considered comments received from us or our advisor during the valuation process, the final appraised values of our Appraised Properties, including the estimated value of our joint venture interest in Central Florida, or the Central Florida Interest, and Debt Liabilities in the Valuation Report were determined by CBRE Cap. The Valuation Report was based upon market, economic, financial and other information, circumstances and conditions existing prior to the Valuation Date, and any material change in such information, circumstances or conditions may have a material effect on our estimated per share NAV. The Valuation Report is addressed solely to our audit committee to assist it in calculating and recommending to our board of directors an estimated per share NAV of our common stock. The Valuation Report is not addressed to the public, may not be and should not be relied upon by any other person to establish an estimated per share NAV of our common stock, and does not constitute a recommendation by CBRE Cap to any person to purchase or sell any shares of our common stock and should not be represented as such. Neither CBRE Cap nor any of its affiliates, including CBRE Valuation & Advisory Services, is responsible for or participated in our board of directors’ determination of the estimated per share NAV of our common stock, or our board of directors’ determination of the offering prices for each class of shares of our common stock to be sold in the primary portion of this offering, the price of shares repurchased pursuant to our share repurchase plan, or the SRP, or the offering price of shares sold pursuant to our distribution reinvestment plan, or DRIP.

In performing its analyses, CBRE Cap made numerous assumptions as of various points in time with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are necessarily subject to change and beyond the control of CBRE Cap and us. The analyses performed by CBRE Cap are not necessarily indicative of actual values, trading values or actual future results of our common stock that might be achieved, all of which may be significantly more or less favorable than suggested by such analyses. CBRE Cap relied on the appraisals and valuations of real properties conducted by CBRE Valuation & Advisory Services, and CBRE Cap’s analyses do not purport to be standalone appraisals or to reflect the prices at which the properties may actually be sold, and such estimates are inherently subject to uncertainty. The actual value of our common stock may vary significantly depending on numerous factors that generally impact the price of securities, the financial condition of us and the state of the real estate industry more generally. Accordingly, with respect to the estimated per share NAV of our common stock, neither we nor CBRE Cap can give any assurance that:

•	a stockholder would be able to resell his or her shares at the estimated per share NAV;

•	a stockholder would ultimately realize distributions per share equal to the estimated per share NAV upon liquidation of our assets and settlement of our liabilities or a sale of our company;

•	our shares would trade at a price equal to or greater than the estimated per share NAV of our common stock if we listed them on a national securities exchange;

•	a third party would acquire our company at a value equal to or greater than the estimated per share NAV of our common stock; or

•
the methodology used to establish the estimated per share NAV of our common stock would be acceptable to FINRA or under the Employee Retirement Income Security Act of 1974, as amended, or ERISA, for compliance with its reporting requirements.

In addition, the estimated per share NAV of our common stock does not reflect “enterprise value” which may include an adjustment for:

•	the large size of our portfolio given that some buyers may be willing to pay more for a large portfolio than they are willing to pay for each property in the portfolio separately;

•	any other intangible value associated with a going concern; or

•	the possibility that our shares could trade at a premium or a discount to net asset value if we listed our shares on a national securities exchange.

Furthermore, because the estimated per share NAV is intended to reflect the estimated value on the date that the per share NAV is determined, the estimated per share NAV of $9.65 for the Class T common stock does not reflect any obligation to pay future stockholder servicing fees that may potentially become payable after the Valuation Date. As a result, the estimated liability for future stockholder servicing fees, which is accrued at the time each share is sold, has no effect on the per share NAV for shares of Class T common stock.

After review of the range contained in CBRE Cap’s Valuation Report, our board of directors used an aggregate value of the Appraised Properties as of the Valuation Date of approximately $517,909,000, the mid-point of the range, to determine our estimated per share NAV, compared with an aggregate initial investment of approximately $465,140,000.

The foregoing is a summary of the standard assumptions, qualifications, and limitations that generally apply to the Valuation Report. The Valuation Report, including the analysis, opinions, and conclusions set forth in such report, is qualified by the assumptions, qualifications, and limitations set forth in the report.

Valuation Methodology

Valuation of Appraised Properties

To estimate the value of the Appraised Properties, CBRE Cap conducted an appraisal for the 38 Appraised Properties, consisting of 18 medical office properties, 11 net-leased senior housing properties and nine senior housing properties operated utilizing the structure permitted by the REIT Investment Diversification and Empowerment Act of 2007, or RIDEA.

In preparing the Valuation Report, CBRE Cap, among other things:

•	reviewed financial and operating information requested from or provided by us and our advisor;

•
reviewed and discussed with senior management of our company and our advisor the historical and anticipated future financial performance of our properties, including forecasts prepared by us or our advisor;

•	commissioned restricted use appraisals which contained analysis on our real property assets, or the MAI Appraisals, and performed analyses and studies for the properties;

•	conducted or reviewed CBRE Cap proprietary research, including market and sector capitalization rate surveys;

•	reviewed third-party research, including Wall Street equity reports and online data providers;

•	compared our financial information to similar information of companies that CBRE Cap deemed to be comparable;

•	reviewed our reports filed with the SEC; and

•	reviewed the audited financial statements for the period ended December 31, 2017.

In determining its value opinion of each Appraised Property, CBRE Cap utilized all information that it deemed relevant, including information from our advisor and its own data sources, including trends in capitalization rates, leasing rates and other economic factors. In conducting its appraisals of the Appraised Properties, and pursuant to its engagement, CBRE Cap utilized an unlevered, ten-year DCF analysis from MAI Appraisals. The terminal capitalization rate method was used to calculate the terminal value of the asset, with such rate based on MAI Appraisals and the specific geographic location of the assets and other relevant factors. In selecting each capitalization rate, CBRE Cap took into account, among other factors, prevailing capitalization rates in the applicable property sector, the property’s location, age and condition, the property’s operating trends and, for net leased properties, the lease coverage ratios, and other unique property factors. In applying the DCF analysis, a market discount rate and terminal capitalization rate was applied to multi-year property projections which factored in, among other things, the leases encumbering the properties, market conditions with respect to lease-up or releasing and property historical and projected operating trends. As applicable, CBRE Cap adjusted the capitalized value of each Appraised Property for any excess land, deferred maintenance or capital needs, rent abatements and lease-up costs to estimate the “as-is” value of each Appraised Property. CBRE Cap then adjusted the “as-is” property values, as appropriate, for our allocable ownership interest in the Appraised Properties to account for the interests of any third-party investment partners, including any priority distributions. CBRE Cap then applied the terms of the Central Florida joint venture agreement, including any distribution priorities and factoring in the value of the promote given to the joint venture partner, to its Central Florida equity value estimate to establish the value of our Central Florida Interest. CBRE Cap’s Appraisal Report was certified by an appraiser licensed in each state in which the Appraised Properties were located.

After review of the range contained in CBRE Cap’s Valuation Report, our board of directors used an aggregate estimated value of the Appraised Properties of approximately $517,909,000, the mid-point of the range, to determine our estimated per share NAV. The following summarizes the key assumptions that were used in the DCF analyses to arrive at the value of the Appraised Properties as of December 31, 2017:

Assumptions	Range
Discount Rates
Medical Office Buildings	6.95% - 7.31%
Senior Housing Properties	7.64% - 8.03%
Senior Housing Properties — RIDEA	8.19% - 8.60%

Terminal Capitalization Rates
Medical Office Buildings	6.51% - 6.84%
Senior Housing Properties	6.91% - 7.26%
Senior Housing Properties — RIDEA	7.45% - 7.84%

Valuation of Debt Liabilities

The estimated value of the Debt Liabilities was determined by CBRE Cap by applying a DCF analysis over the projected remaining term of each debt liability. The cash flows used in the DCF analysis were based on the loan’s contractual agreement and corresponding interest and principal payments. The expected cash flow was then discounted at an interest rate that CBRE Cap deemed appropriate based on what CBRE Cap determined a current market participant would require for instruments with similar collateral and duration assuming an orderly market environment, taking into account items such as remaining loan term, loan-to-value ratio, collateral type, debt service coverage, security position, prepayment provisions and other factors deemed relevant, as available.

Cash, Other Assets and Other Liabilities

To derive the estimated per share NAV, CBRE Cap increased or decreased the estimated value of the Appraised Properties, including the Central Florida Interest and Debt Liabilities, accordingly, by our other assets and other liabilities included in our December 31, 2017 balance sheet. The carrying value of a majority of our other assets and liabilities are considered to equal their fair value due to their short maturities or liquid nature. Certain balances, such as straight-line rent receivables, lease intangible assets and other liabilities, deferred financing costs, unamortized lease commissions, and unamortized lease incentives, have been eliminated for the purpose of the valuation due to the fact that the value of those balances were already considered in the valuation of the respective investments or liabilities.

Advisor Subordinated Participation

The estimated per share NAV was calculated by CBRE Cap net of our advisor’s subordinated participation in net sales proceeds in the event of a liquidation of the portfolio, which we advised CBRE Cap was equal to 15.0% of net sales proceeds after stockholders are paid a full return of capital plus an annual 6.0% cumulative, non-compounded return. As of December 31, 2017, CBRE Cap attributed no value to our advisor’s subordinated participation in net sales proceeds in the event of a liquidation of the portfolio.

Our Board of Directors’ Determination of the Estimated Per Share NAV

On April 6, 2018, CBRE Cap delivered its final Valuation Report to our audit committee that contained a range for our estimated per share NAV of $9.32 to $9.99. Our audit committee was given an opportunity to confer with our advisor and CBRE Cap regarding the methodologies and assumptions used therein, and our advisor recommended that our audit committee recommend to our board of directors $9.65 as the estimated per share NAV of our Class T and Class I common stock. On April 6, 2018, our audit committee then recommended that our board of directors establish $9.65 as the estimated per share NAV of our Class T and Class I common stock, which value is the mid-point of the range determined by CBRE Cap. Our board of directors is ultimately and solely responsible for the establishment of the estimated per share NAV of our Class T and Class I common stock. In arriving at its determination of the estimated per share NAV, our board of directors considered all information provided in light of its own familiarity with our assets and unanimously approved the estimated value recommended by our audit committee, or an estimated per share NAV of our Class T and Class I common stock of $9.65.

Sensitivity Analysis

Changes to the key assumptions used to arrive at the estimated per share NAV, including the capitalization rates and discount rates used to value the Appraised Properties, including the Central Florida Interest and Debt Liabilities, could have a significant impact on the underlying value of our assets. The following table presents the impact on the estimated per share NAV of our common stock resulting from a 2.5% increase and decrease to the discount rates and terminal capitalization rate, which represents a 5.0% sensitivity analysis.

Increase (Decrease) on the Estimated Value Per Share due to

	Decrease of 2.5%	Increase of 2.5%
Terminal capitalization rate	$0.17	$(0.17)
Discount rate	$0.16	$(0.17)

Limitations and Risks of Estimated Per Share NAV

As with any valuation, the methodologies used by our board of directors to determine the estimated per share NAV are based upon a number of estimates, assumptions, judgements and opinions that may prove later to be inaccurate or incomplete. Further, different market participants using different assumptions and estimates could derive different estimated values.

Although our board of directors relied on estimated values of our assets and liabilities in establishing the estimated per share NAV, the estimated per share NAV may bear no relationship to our book value as determined by GAAP, as our book value for most real estate is based on the amortized cost of the property, subject to certain adjustments. In addition, the estimated per share NAV may not represent the price at which the shares of our common stock would trade on a national securities exchange, the amount realized in a sale, merger or liquidation of our company or the amount a stockholder would realize in a private sale of shares.

Furthermore, in reaching an estimated per share NAV of our shares, our board of directors did not include a discount for debt that may include a prepayment obligation or a provision precluding assumption of the debt by a third party. In addition, costs that are likely to be incurred in connection with an appropriate exit strategy, whether that strategy involves a listing of our shares of common stock on a national securities exchange, a merger of our company, or a sale of our portfolio, were not included in our board of directors’ estimate of the per share NAV of our shares.

The estimated value of our assets and liabilities is as of a specific date and such value is expected to fluctuate over time in response to future events, including but not limited to, changes to commercial real estate values, particularly healthcare-related real estate, changes in market interest rates for real estate debt, changes in capitalization rates, rental and growth rates, changes in laws or regulations impacting the healthcare industry, demographic changes, returns on competing investments, changes in the amount of distributions on our common stock, repurchases of our common stock, the proceeds obtained for any common stock or other transactions, local and national economic factors and the factors specified in Part I, Item 1A, Risk Factors of our Annual Report on Form 10-K for the year ended December 31, 2017. There is no assurance that the methodologies used to establish the estimated per share NAV would be acceptable to FINRA or in compliance with ERISA guidelines with respect to their reporting requirements.

Revised Primary Offering Prices

Effective April 11, 2018, the offering price for shares of our Class T common stock pursuant to our primary offering is $10.05 per share, which reflects the $9.65 estimated per share NAV plus a 3.0% selling commission and the 1.0% portion of the dealer manager fee funded by us; and the offering price for shares of our Class I common stock pursuant to our primary offering is $9.65 per share, which reflects the $9.65 estimated per share NAV, as no selling commissions are payable on Class I shares and no portion of the dealer manager fee payable on Class I shares is funded by us. Accordingly, all references to a $10.00 per share primary offering price for Class T shares throughout the prospectus are hereby superseded and replaced with $10.05, and all references to a $9.21 per share primary offering price for Class I shares throughout the prospectus are hereby superseded and replaced with $9.65. All subscriptions for primary offering shares that were received in good order and fully funded by the close of business on April 10, 2018 are processed using the $10.00 per share primary offering price for Class T shares and the $9.21 per share primary offering price for Class I shares; all subscriptions for primary offering shares received and/or funded after the close of business on April 10, 2018 will be processed using a $10.05 per share primary offering price for Class T shares and a $9.65 per share primary offering price for Class I shares.

Distribution Reinvestment Plan

The following information supplements, and should be read in conjunction with, the sections of our prospectus captioned “Prospectus Summary — Distribution Reinvestment Plan” on page 24 of our prospectus and “Distribution Reinvestment Plan” beginning on page 191 of our prospectus, and all similar discussions appearing throughout the prospectus are supplemented, as appropriate, with the following:

Pursuant to the terms of the DRIP currently in effect, distributions will be reinvested in shares of our Class T and Class I common stock at a price equal to the most recently published estimated per share NAV of our Class T common stock. Accordingly, commencing with the distribution payment to be paid to our stockholders in the month of May 2018, shares of our Class T and Class I common stock issued pursuant to the DRIP will be issued for $9.65 per share. Distributions on Class T shares will be reinvested in Class T shares and distributions on Class I shares will be reinvested in Class I shares.

A participant may terminate participation in the DRIP at any time by delivering a written notice to the administrator. To be effective for any distribution, such notice must be received by the administrator at least 10 days prior to the last day of the month to which the distribution relates. Any notice of termination should be sent by mail to Griffin-American Healthcare REIT IV, Inc. Distribution Reinvestment Plan Administrator, c/o DST Systems, Inc., P.O. Box 219133, Kansas City, Missouri 64121-9133.

Stockholders who presently participate in the DRIP do not need to take any action to continue their participation in the DRIP.

The table on the cover page of our prospectus and all similar discussions appearing throughout our prospectus are superseded and replaced in their entirety as follows:

		Less				Plus
	Price to Public*	Selling Commissions**		Dealer Manager Fee**		Advisor Funding of Dealer Manager Fee**		Net Proceeds (Before Expenses)
Primary Offering
Per Class T Share (prior to April 11, 2018)	$10.00	$0.30		$0.30		$0.20		$9.60
Per Class T Share (effective April 11, 2018)	$10.05	$0.30		$0.30		$0.20		$9.65
Per Class I Share (prior to March 1, 2017)	$9.30	$—		$0.28		$0.19		$9.21
Per Class I Share (effective March 1, 2017 to April 10, 2018)	$9.21	$—		$0.14		$0.14		$9.21
Per Class I Share (effective April 11, 2018)	$9.65	$—		$0.14		$0.14		$9.65
Total Maximum	$3,000,000,000	$84,000,000	(1)	$87,105,000	(1)	$59,035,000	(1)	$2,887,930,000	(1)
Distribution Reinvestment Plan
Per Class T Share (prior to January 1, 2017)	$9.50	$—		$—		$—		$9.50
Per Class T Share (effective January 1, 2017 to April 10, 2018)	$9.40	$—		$—		$—		$9.40
Per Class T Share (effective April 11, 2018)	$9.65	$—		$—		$—		$9.65
Per Class I Share (prior to April 11, 2018)	$9.40	$—		$—		$—		$9.40
Per Class I Share (effective April 11, 2018)	$9.65	$—		$—		$—		$9.65
Total Maximum	$150,000,000	$—		$—		$—		$150,000,000

*
Beginning on April 11, 2018, the offering price per share is based on our estimated per share NAV as determined by our board of directors on April 6, 2018 plus, in the case of shares offered pursuant to our primary offering, any applicable per share up-front selling commissions and dealer manager fees other than those funded by our advisor. This offering price may not accurately represent the current value of our assets at any particular time.

**
The maximum amount of selling commissions we will pay with respect to Class T shares is 3.0% of the gross offering proceeds from sales of our Class T shares in our primary offering. With respect to the dealer manager fee payable with respect to Class T shares, our advisor will fund up to an amount equal to 2.0% of the gross offering proceeds from sales of our Class T shares in our primary offering, which will reduce the amount we pay for such fee, and we will fund 1.0% of the gross offering proceeds from the sale of our Class T shares in our primary offering. With respect to the dealer manager fee payable with respect to Class I shares, prior to March 1, 2017, our advisor funded an amount equal to 2.0% of the gross offering proceeds from sales of our Class I shares in our primary offering and we funded the remaining 1.0% of the gross offering proceeds from sales of our Class I shares in our primary offering. Effective March 1, 2017, our advisor funds all of the dealer manager fee of up to an amount equal to 1.5% of the gross offering proceeds from sales of our Class I shares in our primary offering. No selling commissions or dealer manager fees will be paid with respect to sales of shares of our Class T and Class I common stock pursuant to the DRIP. The selling commissions relating to the Class T shares and, in some cases, the dealer manager fee, will not be charged or may be reduced with regard to shares sold to or for the account of certain categories of purchasers. Our dealer manager may enter into participating dealer agreements with participating broker-dealers that provide for a reduction or waiver of selling commissions or dealer manager fees. Any reduction in the dealer manager fees will be applied first to the portion of the dealer manager fees funded by our advisor. To the extent that any reduction in dealer manager fees exceeds the portion of the dealer manager fees funded by our advisor, such excess reduction will be accompanied by a corresponding reduction in the applicable per share purchase price for purchases of such shares. Similarly, any reduction in selling commissions will be accompanied by a corresponding reduction in the applicable per share purchase price for purchases of such shares. See “Plan of Distribution.” We will also pay our dealer manager a quarterly stockholder servicing fee with respect to Class T shares, which is not shown in the table above, that will accrue daily in the amount equal to 1/365th of 1.0% of the purchase price per share of Class T shares in our primary offering, and in the aggregate will not exceed an amount equal to 4.0% of the gross proceeds from the sale of Class T shares in our primary offering. The selling commissions, dealer manager fee and stockholder servicing fee will not exceed the 10.0% limitation on underwriting compensation imposed by the Financial Industry Regulatory Authority, or FINRA.

(1)
The total maximum amounts presented assume the sale of $2,800,000,000 in Class T shares in the primary offering since the commencement of the offering, $192,980,000 in Class I shares in the primary offering effective March 1, 2017 and actual sales of $7,020,000 in Class I shares in the primary offering prior to March 1, 2017.

Share Repurchase Plan

The following information supplements, and should be read in conjunction with, the sections of our prospectus captioned “Prospectus Summary — Share Repurchase Plan” beginning on page 25 of our prospectus and “Share Repurchase Plan” beginning on page 192 of our prospectus, and all similar discussions appearing throughout the prospectus are supplemented, as appropriate, with the following:

In accordance with our share repurchase plan, the per share repurchase price (other than for shares repurchased in connection with a stockholder’s death or qualifying disability) will depend on the length of time the redeeming stockholder has held its shares as follows: for stockholders who have continuously held their shares of our common stock for at least one year, 92.5% of the Repurchase Amount (as defined below); for stockholders who have continuously held their shares of our common stock for at least two years, 95.0% of the Repurchase Amount; for stockholders who have continuously held their shares of our common stock for at least three years, 97.5% of the Repurchase Amount; and for stockholders who have continuously held their shares of our common stock for at least four years, 100% of the Repurchase Amount. As long as we are engaged in an offering, the Repurchase Amount shall be the lesser of (i) the amount a stockholder paid for its shares of common stock or (ii) the per share offering price in the current offering (which, effective April 11, 2018, shall be $10.05 per share for our Class T common stock and $9.65 per share for our Class I common stock). Shares repurchased in connection with a stockholder’s death or qualifying disability will be repurchased at a price per share equal to 100% of the amount per share the stockholder paid for its shares of our common stock.

Plan of Distribution

The thirteenth through nineteenth paragraphs of the “Plan of Distribution — Dealer Manager and Participating Broker-Dealer Compensation and Terms” section beginning on page 205 of our prospectus and all similar discussions appearing throughout our prospectus are superseded in their entirety as follows:
In connection with purchases of shares of our Class T common stock of more than $1,000,000 by a “single purchaser,” as defined below, certain volume discounts resulting in reductions in selling commissions payable with respect to such excess amount are available to investors. In such event, any such reduction will be credited to the investor by reducing the purchase price per Class T share payable by the investor. Purchases of different share classes may not be combined to obtain the volume discount. The net investment proceeds to us from such sales will not be affected by such sales of Class T shares at a discount. The following table shows the discounted price per Class T share and reduced selling commissions payable for volume discounts effective April 11, 2018.

Dollar Amount of Class T Shares Purchased	Commission Rate	Price Per Class T Share to the Investor	Amount of Commission Paid Per Class T Share	Portion of Dealer Manager Fee Funded by Company	Net Investment Proceeds Per Class T Share
Up to $1,000,000	3.0%	$10.05	$0.30	$0.10	$9.65
$1,000,000.01 to $4,000,000	2.0%	$9.95	$0.20	$0.10	$9.65
$4,000,000.01 to $5,000,000	1.0%	$9.85	$0.10	$0.10	$9.65
$5,000,000.01 and over	0.0%	$9.65	$0.00	$0.00	$9.65	*
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*	For single purchases that cause the total investment of an investor to be $5,000,000.01 or more, our dealer manager agrees to waive the 1.0% portion of the dealer manager fee paid by us.

The reduced selling price per Class T share and selling commissions are applied to the incremental dollar amounts falling within the indicated range only for sales up to $5,000,000. Thus, for example, an investment of $1,500,000 in shares of our Class T common stock would result in a total purchase of approximately 149,754 shares of our Class T common stock as follows:

•	99,503 shares of our Class T common stock at $10.05 per share (total: $1,000,000) and a 3.0% commission; and

•	Approximately 50,251 shares of our Class T common stock at $9.95 per share (total: $500,000) and a 2.0% commission.

In the above example, you would receive approximately 149,754 shares of our Class T common stock instead of 149,254 shares, the number of shares of Class T common stock you would have received if you had paid $10.05 per share. The net investment proceeds per share we receive from the sale of shares of our Class T common stock are not affected by volume discounts.

To the extent a single purchase of Class T shares causes the total investment of an investor to be $5,000,000.01 or more, the reduced selling price per share and selling commissions and waiver of the dealer manager fee paid by us are applied to the entire amount of such single investment rather than the incremental dollar amount. Thus, for example, a single investment of $6,000,000 in shares of our Class T common stock would result in a total purchase of approximately 621,762 shares of our Class T common stock as follows:

•	621,762 shares of our Class T common stock at $9.65 per share (total: $6,000,000) and a 0.0% commission.

In the above example, you would receive approximately 621,762 shares of our Class T common stock instead of 597,015 shares, the number of shares of our Class T common stock you would have received if you had paid $10.05 per share. The net investment proceeds per share we receive from the sale of shares of our Class T common stock are not affected by volume discounts.

However, with respect to any separate investments made prior to reaching the $5,000,000.01 threshold and which do not cause the total investment of an investor to be $5,000,000.01 or more, the reduced selling price per share of our Class T common stock and selling commissions are applied to the incremental dollar amounts falling within the indicated ranges above. Thus, for example, an investment of $1,500,000 in Class T shares and a subsequent investment of $4,500,000 in Class T shares would result in a total purchase of approximately 616,075 shares of our Class T common stock as follows:

•	99,503 shares of our Class T common stock at $10.05 per share (total: $1,000,000) and a 3.0% commission;

•	Approximately 50,251 shares of our Class T common stock at $9.95 per share (total: $500,000) and a 2.0% commission; and

•	466,321 shares of our Class T common stock at $9.65 per share (total: $4,500,000) and a 0.0% commission.

In the above example, you would receive approximately 616,075 shares of our Class T common stock instead of 597,015 shares, the number of shares of our Class T common stock you would have received if you had paid $10.05 per share. The net investment proceeds per share we receive from the sale of shares of our Class T common stock are not affected by volume discounts.